SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                (Amendment No. )

Filed by the Registrant /_/
Filed by a Party other than the Registrant X

Check the appropriate box:

/X/ Preliminary Proxy Statement
/_/ Definitive Proxy Statement
/_/ Definitive Additional Materials
/_/ Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                        TELEPHONE AND DATA SYSTEMS, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                         FRANKLIN MUTUAL ADVISERS, INC.
--------------------------------------------------------------------------------
                   (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

/X/ NO FEE REQUIRED
/_/ $125 per Exchange Act Rule 0-11(c)(1)(ii), 14a-6(i)(1) or 14a-6(j)(2).
/_/ $500 per each party to the controversy pursuant to
    Exchange Act Rule 14a-6(i)(3).
/_/ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1) Title of each class of securities to which transaction applies:

   N/A
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2) Aggregate number of securities to which transaction applies:

   N/A
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3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:*

   N/A
   -----------------------------------------------------------------------------

4) Proposed maximum aggregate value of transaction:

   N/A
   -----------------------------------------------------------------------------

/_/ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    1) Amount previously paid:    N/A
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    2) Form, Schedule or Registration No.    N/A
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    3) Filing party:    N/A
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    4) Date filed:    N/A
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*Set forth the amount on which the filing fee is calculated and state how it was determined.

                        TELEPHONE AND DATA SYSTEMS, INC.
                         ANNUAL MEETING OF SHAREHOLDERS
                                  MAY 16, 1997

                PROXY STATEMENT OF FRANKLIN MUTUAL ADVISERS, INC.
                                IN OPPOSITION TO
                            THE BOARD OF DIRECTORS OF
                        TELEPHONE AND DATA SYSTEMS, INC.

      This Proxy Statement and the enclosed BLUE Proxy Card are being furnished by Franklin Mutual Advisers, Inc. ("FMAI"), a Delaware corporation with its principal place of business at 51 John F. Kennedy Parkway, Short Hills, NJ 07078, to holders of Common Stock and Series A, B, D, G, H and N Preferred Stock of Telephone and Data Systems, Inc. (the "Company" or "TDS"), in connection with the solicitation of proxies by FMAI for use at the Company's Annual Meeting of Shareholders, or any other meeting of shareholders held in lieu thereof, and at any and all adjournments, postponements, reschedulings or continuations thereof (the "Meeting"). The Board of Directors of the Company has scheduled the Meeting to be held on May 16, 1997, at Harris Trust and Savings Bank, 111 West Monroe Street, 8th Floor, Chicago, Illinois, and has set March 27, 1997 as the record date for determining shareholders entitled to notice of and to vote at such Meeting (the "Record Date"). The proxy statement furnished by the Company to shareholders (the "Management Proxy Statement") contains certain information concerning the Meeting and the Record Date. As of the date of this Proxy Statement, FMAI was the beneficial owner of 5,279,200 shares of the Company's Common Stock, representing approximately 9.8% of the shares of such class of stock outstanding. This Proxy Statement and the enclosed BLUE Proxy Card are first being mailed or furnished to shareholders of the Company on or after April 21, 1997.

      THIS SOLICITATION IS BEING MADE BY FMAI AND NOT ON BEHALF OF THE TDS
BOARD.

      At the Meeting, the holders of shares of the Company's Common Stock and of Series A, B, D, G, H and N Preferred Stock (collectively, the "Common Share Group"), voting together as a single class, will be entitled to elect one director to serve as a Class I director for a term expiring in 2000. FMAI has nominated Mr. Martin L. Solomon for election as a director of the Company, in opposition to the person nominated by the Board of Directors.

      FMAI believes that the per share value of all the businesses operated by TDS far exceeds the current market price of TDS's stock and that the Board of Directors of TDS should take steps to realize the inherent values of its businesses in a manner designed to maximize shareholder values for all owners of the Company's common stock. FMAI also believes that TDS should immediately stop the practice of using its undervalued common stock for the purpose of making acquisitions, which dilutes value for all TDS shareholders.

      To achieve these objectives, FMAI believes it is critical that TDS have a stronger and more independent Board of Directors. FMAI believes the election of Mr. Solomon as a Class I director will add measurably to the independence and financial experience of the Board of Directors and will send a strong message to the ten other members of the TDS Board of Directors (including four members of the Carlson family which effectively controls TDS through direct and indirect ownership of the Class A Common Stock, and four other insiders) that the shareholders of the Company want the Company to take steps to maximize value for all owners. Of course, because Mr. Solomon will fill only one of the eleven seats on the TDS Board of Directors, he will not be able to effect changes in corporate policies without the concurrence of other directors. He will, however, urge the other members of the Board to take actions to enhance value for all shareholders. He will be your voice.

      YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. PLEASE SIGN AND DATE THE ENCLOSED BLUE PROXY CARD AND MAIL IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY. PROPERLY VOTING THE ENCLOSED BLUE PROXY CARD AUTOMATICALLY REVOKES ANY PROXY PREVIOUSLY SIGNED BY YOU.

      FMAI URGES YOU NOT TO RETURN ANY PROXY CARD SENT TO YOU BY MANAGEMENT. Even if you may previously have voted on Management's proxy card, you have every legal right to change your vote by signing, dating and mailing the enclosed BLUE proxy card. REMEMBER, ONLY YOUR LATEST DATED PROXY CARD WILL COUNT AT THE MEETING.

      IMPORTANT - IF YOUR SHARES OF THE COMPANY'S STOCK ARE REGISTERED IN YOUR OWN NAME, PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TO FMAI, C/O D.F. KING & CO., INC. WALL STREET STATION - P.O. BOX 411, NEW YORK, N.Y. 10269-0069, THE FIRM ASSISTING FMAI IN THE SOLICITATION OF PROXIES, IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOUR SHARES OF THE COMPANY'S STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A BLUE PROXY CARD WITH RESPECT TO YOUR SHARES, AND ONLY UPON RECEIPT OF SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A BLUE PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES OF STOCK. YOU SHOULD ALSO MAIL YOUR BLUE PROXY CARD UPON RECEIPT FROM YOUR BANK OR BROKER. FMAI URGES YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO PROVIDE A COPY OF SUCH INSTRUCTIONS TO FMAI, C/O D.F. KING & CO., INC. WALL STREET STATION
- P.O. BOX 411 NEW YORK, N.Y. 10269-0069, AT THE ADDRESS INDICATED BELOW SO THAT FMAI WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.

      IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING YOUR PROXY OR REQUIRE ASSISTANCE, PLEASE CONTACT:

                              D.F. King & Co., Inc.
                                 77 Water Street
                              New York, N.Y. 10005
                           (800) 207-3158 (Toll-Free)

                          REASONS FOR THE SOLICITATION

      FMAI is soliciting proxies for the election of Mr. Martin L. Solomon as a director of TDS because FMAI believes that the election of Mr. Solomon will add greater independence and financial experience to the TDS Board of Directors and encourage the Board of Directors to implement measures that will realize the inherent values in its businesses. FMAI also believes that TDS should stop the practice of using its undervalued common stock for the purpose of making acquisitions, which dilutes value for all shareholders. FMAI believes that the per share value of all the businesses operated by TDS far exceeds the current market value of TDS's stock, and we are not alone. Other investment professionals believe the per share value of the Company's businesses far exceeds the market value of the stock. For example, a report published by Salomon Brothers on February 26, 1997, estimated that the "fair public market value" of TDS shares was $69 per share. Another analyst, at Everen Securities, in a report dated January 10, 1997, estimated that the Company's "private market value" was $96 per share. On April 16, 1997, the stock closed at only $38, a huge discount to these estimates of "public" and "private" market value.

      FMAI also believes that the Board of Directors of TDS should take steps to realize the inherent values of its businesses in a manner designed to maximize shareholder values for all owners of the Company's common stock. FMAI is presently one of the largest holders of TDS Common Stock, having beneficial ownership of 9.8% of such shares. As such, FMAI believes that its interests in seeking to have TDS take steps to realize the inherent value of its businesses are aligned with the interests of the other holders of TDS common equity.

      As reflected in the following chart*, the cumulative total return to TDS shareholders (stock price appreciation plus dividends) during the previous five years in comparison to returns of the Standard & Poor's 500 Composite Stock Price Index and a peer group index has been abysmal.

                     COMPARATIVE FIVE-YEAR TOTAL RETURNS**
                            TDS, S&P 500, PEER GROUP
                     (PERFORMANCE RESULTS THROUGH 12/31/96)

 [THE FOLLOWING TABLE WAS REPRESENTED AS A LINE CHART IN THE PRINTED MATERIAL]]

                        TDS             S&P 500       PEER GROUP

1991                  $100.00           $100.00        $100.00
1992                  $115.49           $107.82        $120.43
1993                  $149.28           $118.46        $147.53
1994                  $133.25           $120.03        $140.21
1995                  $115.22           $165.13        $164.41
1996                  $106.77           $203.05        $168.49

      Assumes $100 invested at the close of trading on the last trading day preceding the first day of the fifth preceding fiscal year in TDS Common Shares, S&P 500, and Peer Group.

      * Taken from the Management Proxy Statement
      **Cumulative total return assumes reinvestment of dividends.

      To further the objective of increasing shareholder value, FMAI believes it is critical that TDS have a stronger and more independent Board of Directors. FMAI believes the election of Mr. Solomon as a Class I director will add measurably to the independence and financial experience of the Board of Directors and will send a strong message to the ten other members of the TDS Board of Directors that the shareholders of the Company want the Company to take steps to maximize value for all owners. Of course, because Mr. Solomon will fill only one of the eleven seats on the TDS Board of Directors, he will not be able to effect changes in corporate policies without the concurrence of other directors. Nevertheless Mr. Solomon will be a strong, positive, independent voice for change and is committed to effectively representing the interests of all TDS shareholders. If elected, Mr. Solomon will urge the other members of the TDS Board of Directors immediately to stop using its undervalued stock in making acquisitions. Mr. Solomon will also urge the other directors to study TDS's capital structure and, thereafter, to make such changes, including, for example, the sale or spinoff of businesses, as shall be appropriate to permit TDS to realize its inherent values.

                                     GENERAL

PROXY INFORMATION

      As of the date of this Proxy Statement, FMAI was the beneficial owner of 5,279,200 shares of the Common Stock of TDS, representing approximately 9.8% of the shares of Common Stock outstanding. Such shares beneficially owned by FMAI are owned by one or more of FMAI's advisory clients. FMAI's advisory contracts with its advisory clients grant FMAI sole voting and investment power over the securities owned by its clients. As of the date of this Proxy Statement, FMAI's nominee, Martin L. Solomon, was the beneficial owner of 10,000 shares of TDS Common Stock. According to the Management Proxy Statement, there are 54,145,158 shares of Common Stock outstanding and there are 9,686 shares of Series A, B, D, G, H and N Preferred Stock outstanding.

      The shares of the Common Share Group represented by each Blue Proxy Card that is properly executed and returned will be voted at the Meeting in accordance with the instructions marked thereon. Executed but unmarked BLUE Proxy Cards will be voted FOR the election of Mr. Solomon as a director, FOR the ratification of the independent certified public accountants for 1997 and FOR each of two shareholder proposals that will be presented at the Meeting.

      With the exception of the election of one director, the ratification of the independent certified public accountants, and the two shareholder proposals, FMAI is not aware at the present time of any other matter which is scheduled to be voted upon by the holders of shares of the Common Share Group at the Meeting.

      If you hold your shares in the name of one or more brokerage firms, banks or nominees, only they can vote your shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions to vote the BLUE Proxy Card. You should also mail your proxy to your bank or broker upon receipt, and do so for every account you maintain.

PROXY REVOCATION

      Whether or not you plan to attend the Meeting, FMAI urges you to vote FOR the election of Mr. Solomon by signing, dating and returning the BLUE Proxy Card in the enclosed envelope. You can do this even if you have already voted on the proxy card solicited by TDS. REMEMBER, ONLY YOUR LATEST DATED PROXY COUNTS.

      Execution of the BLUE Proxy Card will not affect your right to attend the Meeting and to vote in person. Any shareholder granting a proxy (including a proxy given to the Company) may revoke it at any time before it is voted by (a) submitting a duly executed new proxy bearing a later date, (b) attending and voting at the Meeting in person, or (c) at any time before a previously executed proxy is voted, giving written notice of revocation to either (i) FMAI, c/o D.F. KING & Co., Inc., 77 Water Street, New York, N.Y. 10005, or (ii) the Company, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602, Attn.: the Corporate Secretary. FMAI requests that a copy of any revocation sent to the Company also be sent to FMAI, c/o D.F. KING & Co., Inc., 77 Water Street, New York, N.Y. 10005. Merely attending a meeting will not revoke any previous proxy which has been duly executed by you. The BLUE Proxy Card furnished to you by FMAI, if properly executed and delivered, will revoke all prior proxies.

      FMAI URGES YOU TO SIGN, DATE AND MAIL THE BLUE PROXY CARD IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED FOR MAILING WITHIN THE UNITED STATES. PLEASE ACT TODAY.

QUORUM AND VOTING PROCEDURES

      According to the Management Proxy Statement, there are 54,145,158 shares of Common Stock and 9,686 shares of Series A, B, D, G, H & N Preferred Stock that are outstanding and entitled to vote at the Meeting. Only shareholders of record at the close of business on the Record Date are entitled to notice of and to vote on matters that come before the Meeting.

      The election of the Class I director to be elected by the Common Share Group requires the affirmative vote of holders of a majority of votes cast by the shares entitled to vote with respect to such matter at the Meeting. Each such share is entitled to one vote on all matters with respect to which it is entitled to vote. Accordingly, if a quorum exists, the person receiving a majority of votes cast by the holders of such shares with respect to the election of such Class I director will be elected to serve as a Class I director. A majority of the votes entitled to be cast on the proposal by such voting group constitutes a quorum for action on such proposal. Broker non-votes with respect to the election of such Class I director will not be considered to be votes cast by shareholders entitled to vote in the election of directors and will not affect the outcome of the election of such Class I director.

      The proposal to ratify the selection of Arthur Andersen LLP as TDS's independent certified public accountants for 1997 will be approved if votes favoring the proposal cast by holders of Common Shares, Series A Common Shares and Preferred Shares, voting together as one group, exceed the votes cast within such group against such proposal, assuming a quorum exists. A majority of the votes entitled to be cast on the proposal constitutes a quorum of that voting group for action on that proposal. Votes to abstain from voting on such proposal and broker non-votes will not be considered to be votes cast in favor of or opposing such matter and will not affect the determination of whether such proposal is approved for purposes of such vote.

      The approval of each shareholder proposal would require that votes cast favoring such proposal exceed the votes cast opposing such proposal, assuming a quorum exists. A majority of the votes entitled to be cast on the proposal constitutes a quorum for action on that proposal. Abstentions and broker non-votes will not be considered to be votes cast in favor of or opposing such matter and will not affect the determination of whether such proposal is approved for purposes of such vote.

      Pursuant to the terms of Section 490.720 of the Iowa Business Corporation Act, TDS is obligated to prepare an alphabetical listing of the stockholders entitled to vote at the Meeting, arranged by voting group and, within each voting group, by class or series of shares, and showing the address of and number of shares held by each shareholder; moreover, beginning two business days after notice of the Meeting is given and continuing through the Meeting, TDS is required by such statute to make this list available for inspection by any shareholder at the Company's principal office or at a place identified in the notice of the Meeting in the city where the Meeting is to be held.

      FMAI has obtained from the Company, among other things, a list of stockholders entitled to vote at the Meeting.

               --------------------------------------------------

                      PROPOSAL ONE -- ELECTION OF DIRECTOR

      The Company's Board of Directors is divided into three classes. Each year, one class is elected to serve for three years. At the Meeting, Class I directors will be elected for a term of three years or until their successors are elected and qualified. Under Article IV, Paragraph 2.V. of the Company's Certificate of Incorporation, the holders of shares of the Company's Common Share Group, voting together as a single class, are entitled to elect that number of directors of the Company (together with all directors whose terms do not expire at the time of the Meeting and who were previously elected by such holders) which constitutes 25% of the total number of directors of the Company, rounded to the nearest whole number. Based on the existing number of directors of the corporation (11) and the fact that two directors whose terms do not expire at the time of the Meeting were elected by the holders of the Company's Common Share Group, voting together, such holders will have the right to elect one Class I director at the Meeting.

            FMAI RECOMMENDS THAT SHAREHOLDERS VOTE 'FOR' THE ELECTION
              OF MARTIN L. SOLOMON ON THE ENCLOSED BLUE PROXY CARD.

     The information below is provided with respect to FMAI's Nominee for election as a Class I director, Mr. Martin L. Solomon. Mr. Solomon is a citizen of the United States.

--------------------------------------------------------------------------------
NAME, BUSINESS ADDRESS        PRINCIPAL OCCUPATIONS/DIRECTORSHIPS
AND AGE
--------------------------------------------------------------------------------
Martin L. Solomon             Since 1990, Mr. Solomon has been occupied
P.O. Box 70                   principally as a private investor.  From 1985 to
Coconut Grove, FL 33233       1996, Mr. Solomon was Vice Chairman and Director
                              of Great Dane Holdings, Inc. the largest U.S.
                              manufacturer (in revenues) of truck trailers and
                              chassis. Mr. Solomon is also a director of XTRA
                              Corporation (since 1990), a New York Stock
                              Exchange listed leading lessor of transportation
                              equipment, Hexcel Corporation (since 1996), a New
                              York Stock Exchange listed international developer
                              and manufacturer of composite materials and
                              resins, and DLB Oil & Gas, Inc. (since 1995)
Age: 60                       an oil and gas exploration and development
                              company.
--------------------------------------------------------------------------------

As of the date of this Proxy Statement, Mr. Solomon was the owner of 10,000 shares of the Company's Common Stock. Mr. Solomon has no other relationship or affiliation with TDS and is not party to any contract, arrangement or understanding with any person with respect to any securities of TDS.

If elected, Mr. Solomon intends to seek to persuade his fellow directors to take action to realize the inherent values of the Company's businesses. In this connection, Mr. Solomon will urge his fellow directors immediately to stop using undervalued TDS stock in making acquisitions. Mr. Solomon will also urge the other directors to study TDS's capital structure and, thereafter, to make such changes, including, for example, the sale or spinoff of businesses, as shall be appropriate to permit TDS to realize its inherent values. FMAI and Mr. Solomon believe that his election will send a strong message to the TDS Board of Directors that TDS shareholders are dissatisfied with the Company's performance and want to maximize the value of their investment in TDS and make it more likely that such will occur. Of course, if elected, Mr. Solomon would be only one of eleven directors. Thus, there can be no assurance that the election of Mr. Solomon will accomplish the objective of causing the Board of Directors to take steps to realize the inherent value of the Company's businesses. Nevertheless, it will send a clear message to the Board that shareholders are not satisfied with TDS's performance and want to maximize the value of their investment.

                          -----------------------------

     PROPOSAL TWO -- THE RATIFICATION OF SELECTION OF INDEPENDENT
                     CERTIFIED PUBLIC ACCOUNTANTS.

     According to the Management Proxy Statement, the Board of Directors anticipates continuing the services of Arthur Andersen LLP as independent public accountants for the current fiscal year. Arthur Andersen LLP served as independent public accountants for the last fiscal year. According to the Management Proxy Statement, should the shareholders fail to ratify the selection of Arthur Andersen LLP as independent public accountants, the Board of Directors will consider whether to retain such firm for the year ending December 31, 1997. FMAI RECOMMENDS THAT SHAREHOLDERS VOTE 'FOR' PROPOSAL TWO.

          ------------------------------------------------------------

          PROPOSAL THREE -- SHAREHOLDER PROPOSAL; RESOLUTION TO REQUEST
                   DECLASSIFICATION OF THE BOARD OF DIRECTORS

     According to the Management Proxy Statement, a holder of Common Stock of TDS intends to present the following resolution for a vote at the Meeting:

     RESOLVED, that the stockholders of the Company request that the Board of Directors take the necessary steps, in accordance with state law, to declassify the Board of Directors so that all directors are elected annually, such declassification to be effected in a manner that does not affect the unexpired terms of directors previously elected.

     FMAI believes that the declassification of classified boards of directors is generally conducive to the enhancement of shareholder value. FMAI RECOMMENDS THAT SHAREHOLDERS VOTE 'FOR' PROPOSAL THREE.

           -----------------------------------------------------------

                     PROPOSAL FOUR -- SHAREHOLDER PROPOSAL;
                RESOLUTION TO REQUEST THAT THE BOARD OF DIRECTORS
               BE COMPRISED OF A MAJORITY OF INDEPENDENT DIRECTORS

     According to the Management Proxy Statement, a holder of Common Stock of TDS intends to present the following resolution for a vote at the Meeting:

     Whereas the Board of Directors is meant to be an independent body elected by shareholders charged by law and shareholders with the duty, authority and responsibility to formulate and direct corporate policies and is to be held to the highest standards of fiduciary care, duty and loyalty.

     Now therefore be it "resolved that the shareholders request that the Company's Board of Directors be comprised of a majority of independent directors, meaning that the majority of the board will be non-family members and individuals who do not currently work or consult with the Company, have been employed by the Company or have consulted with the Company in the past. This is meant to be applied only to nominees for directors at meetings subsequent to the 1997 annual meeting."

     FMAI believes that having a board of directors be comprised of a majority of independent directors is generally conducive to the enhancement of shareholder value and is in the best interest of all of the Company's stockholders. FMAI RECOMMENDS THAT SHAREHOLDERS VOTE 'FOR' PROPOSAL FOUR.

           -----------------------------------------------------------

                 OTHER MATTERS TO BE CONSIDERED AT THE MEETING.

     FMAI is not presently aware of any matters to be presented at the Meeting for a vote of shareholders of the Common Share Group other than the election of directors, the ratification of the selection of the Company's independent certified public accountants and the two shareholder proposals. If any other matter properly comes before the Meeting, the persons named as proxies on the enclosed BLUE Proxy Card will have the discretionary authority to vote all shares covered by such proxies in accordance with their best judgment with respect to such matter, unless they are directed by a proxy to do otherwise.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth, as of the date of this Proxy Statement, the number and percent of outstanding shares of the Common Share Group beneficially owned by FMAI, based on the number of shares in each Series outstanding according to the Management Proxy Statement:

--------------------------------------------------------------------------------
NAME AND ADDRESS            NUMBER OF SHARES         PERCENTAGE OF
OF STOCKHOLDER              BENEFICIALLY             COMMON SHARE
                            OWNED                    GROUP BENEFICIALLY
                                                     OWNED
--------------------------------------------------------------------------------
Franklin Mutual Advisers,   5,279,200                9.7%
Inc.                        (Common Stock)
--------------------------------------------------------------------------------

     The Management Proxy Statement is required to set forth information as to the number and percentage of outstanding shares beneficially owned by (i) each person known by TDS to own more than 5% of the outstanding shares of Common Stock, (ii) each director or TDS, (iii) each of the five most highly paid executive officers of TDS, and (iv) all executive officers and directors of TDS as a group, and reference is made thereto for such information.

                  INFORMATION ABOUT THE PARTICIPANTS IN FMAI'S
             PROXY SOLICITATION; THE PROXY SOLICITATION AND EXPENSES

     The proxies solicited hereby are solicited by FMAI. In addition to FMAI, Mr. Martin L. Solomon, Mr. Lawrence N. Sondike and Mr. Peter A. Langerman may be deemed to be 'participants' in this solicitation as that term is defined in
Schedule 14A under the Securities Exchange Act of 1934. Proxies may be solicited by means of face-to-face and telephonic communications, as well as by use of the mails and other electronic means. The cost of the solicitation will be borne by the investment advisory clients of FMAI, principally the series funds of Franklin Mutual Series Fund Inc., in proportion to their respective ownership interests in TDS. FMAI does not plan to seek reimbursement of its expenditures in connection with the solicitation but reserves its right to do so. Should FMAI seek reimbursement for such expenditures, FMAI would ask that the matter be submitted to the stockholders of TDS. FMAI has retained D.F. King & Co., Inc. to assist in the solicitation of proxies for a fee of $25,000 and reimbursement of its reasonable out of pocket expenses. FMAI will indemnify D.F. King & Co., Inc. against certain liabilities and expenses in connection with the solicitation. Approximately 25 persons will be utilized by D.F. King & Co., Inc. in its solicitation efforts, which may be made by telephone, facsimile, telegram and in person.

     The following information is provided with respect to FMAI, and Messrs. Solomon, Sondike and Langerman.

Franklin Mutual Advisers, Inc.

     Franklin Mutual Advisers, Inc. ("FMAI") is an investment adviser registered with the United States Securities and Exchange Commission (SEC) and serves as investment adviser to Franklin Mutual Series Fund Inc. FMAI's principal place of business is 51 John F. Kennedy Parkway, Short Hills, N.J. 07078. FMAI is a wholly-owned subsidiary of Franklin Resources, Inc., 777 Mariners Island Blvd., San Mateo, CA 94404. FMAI is the beneficial owner of 5,279,200 shares of the Company's Common Stock, representing approximately 9.8% of the shares of such class of stock outstanding, and representing 9.7% of the shares of the Common Share Group. For detailed information about FMAI's transactions in the Company's Common Shares over the past two years, see Appendix I hereto. FMAI is not and has not been, within the past two years, a party to any contract, arrangement or understanding with any person with respect to any securities issued by TDS. FMAI has no arrangement or understanding with any person respecting any future employment by TDS or any of its affiliates, or with respect to any future transactions to which TDS or any of its affiliates will or may be a party.

Martin L. Solomon

     Certain information concerning Mr. Solomon's business address, occupation and age appears above under PROPOSAL ONE -- ELECTION OF DIRECTOR and is incorporated herein by reference. As also is discussed above, Mr. Solomon is the beneficial owner, having sole voting and dispositive power, of 10,000 shares of the Common Stock of TDS. These shares were acquired by him for his own account on February 25, 1997 in a normal brokerage transaction. Mr. Solomon is not and has not been, within the past two years, a party to any contract, arrangement or understanding with any person with respect to any securities issued by TDS. Mr. Solomon has no arrangement or understanding with any person respecting any future employment by TDS or any of its affiliates, or with respect to any future transactions to which TDS or any of its affiliates will or may be a party.

Lawrence N. Sondike

     Mr. Lawrence N. Sondike is employed as a Senior Vice President of FMAI and maintains his principal place of business at FMAI's office at 51 John F. Kennedy Parkway, Short Hills, N.J. 07078. Mr. Sondike disclaims direct or indirect beneficial ownership of any securities issued by TDS or any subsidiary of TDS, and disclaims having had any such interest during the past two years. In particular, Mr. Sondike disclaims beneficial ownership of the shares of TDS Common Stock beneficially owned by FMAI. For information about FMAI's beneficial ownership of TDS Common Stock, see INFORMATION ABOUT THE PARTICIPANTS IN FMAI'S PROXY SOLICITATION; THE PROXY SOLICITATION AND EXPENSES -- Franklin Mutual Advisers, Inc. Mr. Sondike is not and has not been, within the past two years, a party to any contract, arrangement or understanding with any person with respect to any securities issued by TDS. Mr. Sondike has no arrangement or understanding with any person respecting any future employment by TDS or any of its affiliates, or with respect to any future transactions to which TDS or any of its affiliates will or may be a party.

Peter A. Langerman

     Mr. Peter A. Langerman is employed as a Senior Vice President of FMAI and maintains his principal place of business at FMAI's office at 51 John F. Kennedy Parkway, Short Hills, N.J. 07078. Mr. Langerman disclaims direct or indirect beneficial ownership of any securities issued by TDS or any subsidiary of TDS, and disclaims having had any such interest during the past two years. In particular, Mr. Langerman disclaims beneficial ownership of the shares of TDS Common Stock beneficially owned by FMAI. For information about FMAI's beneficial ownership of TDS Common Stock, see INFORMATION ABOUT THE PARTICIPANTS IN FMAI'S PROXY SOLICITATION; THE PROXY SOLICITATION AND EXPENSES -- Franklin Mutual Advisers, Inc. Mr. Langerman is not and has not been, within the past two years, a party to any contract, arrangement or understanding with any person with respect to any securities issued by TDS. Mr. Langerman has no arrangement or understanding with any person respecting any future employment by TDS or any of its affiliates, or with respect to any future transactions to which TDS or any of its affiliates will or may be a party.

                             ADDITIONAL INFORMATION

     Reference is made to the Management Proxy Statement for information concerning the Common Stock, the beneficial ownership of such stock, other information concerning the Company's management, the procedures for submitting proposals for consideration at the next Annual Meeting of Shareholders of the Company and certain other matters regarding the Company and the Meeting. The Company also is required to provide to shareholders its Annual Report to Shareholders for the year ended December 31, 1996, which contains certain information as to the Company's financial condition and other matters.

Short Hills, N.J.
April 18, 1997

                                       FRANKLIN MUTUAL ADVISERS, INC.

                IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE,
                                 PLEASE CONTACT:

                              D.F. King & Co., Inc.
                                 77 Water Street
                               New York, NY 10005
                           (800) 207-3158 (Toll Free)

                                                                      APPENDIX I

                PURCHASES AND SALES OF SECURITIES OF THE COMPANY

     The following table sets forth all purchases and sales of the Company's Common Stock during the past two years by FMAI:

               SHARES
DATE           BOUGHT
---------------------

02/20/97       5,000
02/19/97       1,300
02/18/97     135,000
02/14/97     436,700
02/12/97     100,000
02/11/97     110,000
02/10/97      20,000
02/07/97     200,000
02/06/97      18,500
02/05/97     100,000
01/24/97      27,500
01/23/97      13,100
01/22/97      46,700
01/21/97      67,400
01/20/97      74,900
01/17/97      25,000
01/16/97      39,900
01/15/97      35,000
01/14/97      57,400
01/13/97         200
01/08/97      20,000
01/03/97      10,700
12/23/96       2,000
12/11/96      10,000
12/05/96       5,000
12/03/96       2,500
11/13/96       1,000
10/31/96      25,000
10/15/96      16,000
10/14/96       4,400
10/10/96      20,400
10/07/96      20,100
10/01/96       2,200
09/24/96      16,600
09/17/96       1,000
09/16/96       4,600
09/13/96         300
08/14/96       8,300
08/09/96      73,100
07/30/96      10,000
07/29/96      20,000
06/19/96      10,000
06/18/96      30,200
05/30/96      25,000
05/17/96      78,400
05/16/96      31,100
05/15/96      20,300

               SHARES
DATE           BOUGHT
---------------------

05/13/96      28,800
05/10/96      57,300
05/08/96      31,700
05/07/96      10,000
05/06/96      10,000
05/03/96      10,000
05/02/96      20,000
05/01/96      27,500
04/30/96      24,600
04/29/96      68,500
04/26/96      42,500
04/24/96      60,200
04/23/96     150,000
11/21/95     150,000
11/16/95     119,900
11/15/95      15,900
11/10/95     103,500
11/09/95      26,800
11/08/95      43,800
11/07/95      46,000
11/06/95      26,200
11/02/95      78,300
11/01/95      98,700
10/31/95      49,000
10/30/95       5,000
10/26/95      88,200
10/25/95      35,000
10/24/95       2,800
10/17/95      27,000
10/12/95       1,000
10/11/95      17,500
10/10/95      23,000
10/09/95      11,500
10/06/95       5,000
10/05/95      75,600
10/03/95      25,000
10/02/95      30,000
09/29/95      16,800
09/28/95         600
09/27/95      10,000
09/26/95      15,300
09/25/95      10,000
09/22/95         400
09/21/95      12,300
07/31/95      15,700
07/26/95      42,100

                        TELEPHONE AND DATA SYSTEMS, INC.
                 ANNUAL MEETING OF STOCKHOLDERS - MAY 16, 1997

                                                                           PROXY

     PROXY SOLICITED BY FRANKLIN MUTUAL ADVISERS, INC., LAWRENCE N. SONDIKE AND PETER A. LANGERMAN IN OPPOSITION TO THE BOARD OF DIRECTORS OF TELEPHONE AND DATA SYSTEMS, INC.

     The undersigned hereby appoints Lawrence N. Sondike and Peter A. Langerman, and each of them, the proxy or proxies of the undersigned, with full power of substitution, to vote all shares of Common Stock and Series A, B, D, G, H and N Preferred Stock of Telephone and Data Systems, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the Annual Meeting of Shareholders of the Company, scheduled to be held on May 16, 1997, or any other shareholders' meeting held in lieu thereof (the "Meeting"), and at any and all adjournments, postponements, reschedulings or continuations thereof.

     FRANKLIN MUTUAL ADVISERS, INC., AND MESSRS. SONDIKE AND LANGERMAN RECOMMEND A VOTE 'FOR' ITEMS 1, 2, 3 AND 4.

1. Election of Director to be Chosen by the Holders of the Common Stock and the Class A, B, D, G, H and N Preferred Stock:

     /_/ FOR the nominee   /_/ WITHHOLD AUTHORITY
         listed below:         to vote for the nominee listed below:

               Martin L. Solomon

IMPORTANT - PLEASE SIGN AND DATE ON THE REVERSE

2.   Ratification of the Selection of Arthur Andersen, LLP.

      /_/ FOR        /_/ AGAINST    /_/ ABSTAIN

3.   Shareholder Proposal Requesting Declassification of Board of Directors.

      /_/ FOR        /_/ AGAINST    /_/ ABSTAIN

4. Shareholder Proposal Requesting that a Majority of the Board of Directors be Independent.

      /_/ FOR        /_/ AGAINST    /_/ ABSTAIN

The proxies are hereby authorized to vote in their discretion upon all other matters which may properly come before the Meeting or any adjournments, postponements, reschedulings or continuations thereof.

THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO DIRECTION IS INDICATED, IT WILL BE VOTED FOR THE ELECTION OF MARTIN L. SOLOMON, FOR THE RATIFICATION OF INDEPENDENT ACCOUNTANTS DESCRIBED IN ITEM 2, IN FAVOR OF THE SHAREHOLDER PROPOSALS IN ITEMS 3 AND 4 AND IN THE DISCRETION OF THE PROXIES ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS, RESCHEDULINGS OR CONTINUATIONS THEREOF.

The undersigned hereby acknowledges receipt of the Proxy Statement of Franklin Mutual Advisers, Inc., Mr. Sondike and Mr. Langerman.

Dated: _________________, 1997

_____________________________
(Signature)

_____________________________
(Signature if held jointly)

Title or Authority: _____________

Please sign exactly as your name appears on this proxy. Joint owners should each sign personally. If signing as attorney, executor, administrator, trustee or guardian, please include your full title. Corporate proxies should be signed by an authorized officer. If a partnership, please sign in Partnership name by an authorized person.

                      PLEASE SIGN, DATE AND MAIL THIS CARD
                  PROMPTLY USING THE ENCLOSED ENVELOPE. IF YOU
                 HAVE ANY QUESTIONS, OR NEED ASSISTANCE, PLEASE
                 CALL D.F. KING & CO., INC. AT (800) 207-3158.